                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                                    @plan.inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, No Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    04962Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         Elizabeth Wang                  Scott L. Kaufman
         DoubleClick Inc.                Brobeck, Phleger & Harrison LLP
         450 West 33rd Street            1633 Broadway, 47th Floor
         New York, NY 10001              New York, NY 10019
         (212) 271-8570                  (212) 581-1600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 24, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                         (Continued on following pages)

-----------------------------               ------------------------------------
CUSIP NO.  04962Q100           SCHEDULE 13D                    PAGE 2 OF 7 PAGES
-----------------------------               ------------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         DoubleClick Inc.                     I.R.S. I.D. # 13-3870996
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ] (b) [x]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS (See Instructions)
            WC, OO

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                        [ ]
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION               State of Delaware
--------------- ------ ---------------------------------------------------------
 NUMBER OF      7      SOLE VOTING POWER                           0
  SHARES
BENEFICIALLY
 OWNED BY
 REPORTING
PERSON WITH

                ------ ---------------------------------------------------------
                8      SHARED VOTING POWER                 5,509,100
                ------ ---------------------------------------------------------
                9      SOLE DISPOSITIVE POWER                      0
                ------ ---------------------------------------------------------
                10     SHARED DISPOSITIVE POWER                    0
--------------- ------ ---------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,509,100
-------- -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                           [ ]
-------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       48.6%
-------- -----------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*                                 CO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by DoubleClick Inc. that it is the beneficial owner of any of the common stock of @plan.inc referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer.

                  This statement on Schedule 13D relates to the common stock, no par value per share (the "Issuer Common Stock"), of @plan.inc, a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at Three Landmark Square, Suite 400, Stamford, Connecticut 06901.

Item 2.  Identity and Background.

     (a) The name of the person filing this statement is DoubleClick Inc., a Delaware corporation ("DoubleClick").

     (b) The address of the principal office and principal business of DoubleClick is 450 West 33rd Street, 16th Floor, New York, New York 10001.

     (c) DoubleClick is a leading provider of technology-driven marketing and advertising solutions to thousands of advertisers, advertising agencies, Web publishers and e-commerce merchants worldwide. Set forth in Schedule A is the name and present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of DoubleClick's directors and executive officers, as of the date hereof.

     (d) During the past five years, neither DoubleClick nor, to DoubleClick's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither DoubleClick nor, to DoubleClick's knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) Except as indicated on Schedule A, each of the individuals named therein is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

         Pursuant to an Agreement and Plan of Merger and Reorganization dated as of September 24, 2000 (the "Merger Agreement"), by and among DoubleClick, Atlas Merger Sub, Inc., a Tennessee corporation and wholly owned subsidiary of DoubleClick ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock being converted into the right to receive $1.85 in cash and $7.40 in shares of DoubleClick common stock, par value



                               Page 3 of 7 Pages

$0.001 per share ("Double Click Common Stock"), subject to adjustment as set forth in the Merger Agreement (the "Merger Consideration"). The cash portion of the Merger Consideration will be paid from the working capital of DoubleClick. The Merger is subject to the approval of the Merger Agreement by the shareholders of the Issuer and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 4.  Purpose of Transaction.

         (a) - (b) As described in Item 3 above, this Schedule 13D relates to the Merger of Merger Sub, a wholly owned subsidiary of DoubleClick, with and into Issuer in a merger pursuant to the Tennessee Business Corporation Act. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and the Issuer will continue as the surviving corporation and as a wholly owned subsidiary of DoubleClick (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive the Merger Consideration in exchange for each share of Issuer Common Stock held by them immediately prior to the Merger. DoubleClick will assume the Issuer's Second Amended and Restated 1996 Stock Option Plan, 1999 Stock Incentive Plan and 1999 Stock Option Plan for New Employees, each as amended, as well as the outstanding options issued under such plans or certain other agreements, and outstanding warrants to purchase Issuer Common Stock.

         As an inducement to DoubleClick to enter into the Merger Agreement, certain shareholders (collectively, the "Shareholders") of the Issuer have each entered into a Shareholder Agreement, dated as of September 24, 2000 (together with the related irrevocable proxy, the "Shareholder Agreements"), with DoubleClick pursuant to which the Shareholders have agreed to vote an aggregate of 5,509,100 shares of Issuer Common Stock (the "Shares") beneficially owned by the Shareholders in favor of approval and adoption of the Merger Agreement (provided the Merger Agreement shall not have been amended in a manner materially adverse to the interests of the Shareholders) and of the Transaction (as defined in the Shareholder Agreements). Further, by their execution of the Shareholder Agreements, each Shareholder has irrevocably appointed the members of the Board of Directors of DoubleClick (the "Attorney") as his lawful attorney and proxy. Such proxy gives the Attorney the limited right to vote the Shares in all matters related to the Merger. The Shareholders and the number of Shares subject to their respective Shareholder Agreements are set forth in Schedule B hereto, which is incorporated herein by reference. The foregoing summary of the Shareholder Agreements is qualified in its entirety by reference to the copy of the form of Shareholder Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

         In exercising its right to vote the Shares as lawful attorney and proxy of the Shareholders, the Attorney will be limited, at every Issuer shareholders' meeting and every written consent in lieu of such meeting, to vote the Shares in favor of approval of the Merger and the Merger Agreement (provided the Merger Agreement shall not have been amended in a manner materially adverse to the interests of a Shareholder). The Shareholders may vote the Shares on all other matters. The Shareholder Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

                               Page 4 of 7 Pages

                  As a result of the foregoing, DoubleClick and each Shareholder may be deemed to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The filing of this Schedule 13D shall not be construed as an admission that DoubleClick is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D. DoubleClick expressly disclaims beneficial ownership of any shares of Issuer Common Stock that are covered by the Shareholder Agreements.

         (c) Not applicable.

         (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Merger Sub, who are Kevin P. Ryan, Stephen R. Collins and Greg Ellis. The officers of the Surviving Corporation shall be the existing officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) Not applicable.

         (g) Upon consummation of the Merger, the Charter of Merger Sub, as in effect immediately prior to the Merger, shall be the Charter of the Surviving Corporation until thereafter amended as provided by the Tennessee Business Corporation Act and such Charter; provided, however, that Article I of the Charter of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is @plan.inc". Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended; provided, however, that the Bylaws shall be amended to reflect the name change to @plan.inc.

         (h) - (i) Upon consummation of the Merger in accordance with the Merger Agreement, the Issuer Common Stock will be deregistered under the Securities Act of 1933, as amended, and delisted from The Nasdaq Stock Market's National Market.

         (j) Other than as described above, DoubleClick currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although DoubleClick reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) As a result of the Shareholder Agreements, DoubleClick may be deemed to be the beneficial owner of the Shares. Such Issuer Common Stock constitutes approximately 48.6% of the issued and shares of Issuer Common Stock based on 11,331,520 outstanding shares of Issuer Common Stock represented by the Issuer as outstanding as of September 20, 2000 in the Merger Agreement.

                  DoubleClick has shared power to vote all of the Shares for the limited purposes described above in connection with the Shareholder Agreements. However, (i) DoubleClick does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Shareholder Agreements and (ii) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Shareholder Agreements. As a result of the foregoing, DoubleClick and each Shareholder may be deemed to




                               Page 5 of 7 Pages
have formed a "group" within the meaning of Section 13(d) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that DoubleClick is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D. DoubleClick expressly disclaims beneficial ownership of any shares of Issuer Common Stock that are covered by the Shareholder Agreements. To the best of DoubleClick's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

         (c) Neither DoubleClick nor, to the knowledge of DoubleClick, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Other than as described in Item 4 and incorporated herein by reference, to the knowledge of DoubleClick, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger and Reorganization, dated as of September 24, 2000, by and among DoubleClick Inc., a Delaware corporation, Atlas Merger Sub, Inc., a Tennessee corporation and wholly owned subsidiary of DoubleClick Inc., and @plan.inc, a Tennessee corporation.*

         2. Form of Shareholder Agreement and irrevocable proxy, dated as of September 24, 2000, by and among DoubleClick Inc., a Delaware corporation, and certain shareholders of @plan.inc, a Tennessee corporation.**

------------------------

         * Incorporated herein by reference to Exhibit 2.1 of the current report on Form 8-K filed by @plan.inc with the Securities and Exchange Commission on September 27, 2000 (the "Exhibit").

         ** Incorporated herein by reference to Annex A to the Exhibit.


                               Page 6 of 7 Pages

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2000


                                               DOUBLECLICK INC.


                                               By: /s/ Stephen R. Collins
                                                   ---------------------------
                                                   Stephen R. Collins
                                                   Chief Financial Officer



                               Page 7 of 7 Pages

                                   SCHEDULE A
                                   ----------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                DOUBLECLICK INC.


                                                PRESENT PRINCIPAL
                                             OCCUPATION INCLUDING NAME
                                             OF EMPLOYER (IF OTHER THAN
                 NAME                            DOUBLECLICK INC.)                    ADDRESS OF EMPLOYER
---------------------------------       -------------------------------------   -------------------------------
INSIDE DIRECTORS (INDICATED
WITH "*") AND EXECUTIVE
OFFICERS OF
DOUBLECLICK INC.
-----------------------------

Kevin J. O'Connor*                     Chairman of the Board of                 450 West 33rd Street, 16th Floor
                                       Directors                                New York, New York  10010

Kevin P. Ryan*                         Chief Executive Officer,                 450 West 33rd Street, 16th Floor
                                       President and Director                   New York, New York  10010



Dwight A. Merriman*                    Chief Technical Officer and              450 West 33rd Street, 16th Floor
                                       Director                                 New York, New York  10010

Jeffrey E. Epstein                     Executive Vice President                 450 West 33rd Street, 16th Floor
                                                                                New York, New York  10010

Stephen R. Collins                     Chief Financial Officer                  450 West 33rd Street, 16th Floor
                                                                                New York, New York  10010

Wenda Harris Millard                   Executive Vice President and             450 West 33rd Street, 16th Floor
                                       General Manager, Media                   New York, New York  10010


Barry M. Salzman(1)                    Vice President, International            450 West 33rd Street, 16th Floor
                                       Media                                    New York, New York  10010

Christopher M. Dice                    President and Chief Operating            11101 West 120 Avenue
                                       Officer, Abacus Direct                   Broomfield, CO 80021

David Rosenblatt                       Senior Vice President, Global            450 West 33rd Street, 16th Floor
                                       Technology Solutions                     New York, New York  10010


Jonathan Shapiro                       Senior Vice President, Abacus            450 West 33rd Street, 16th Floor
                                       Online                                   New York, New York  10010

OUTSIDE DIRECTORS
-----------------

David N. Strohm                        General Partner of several               755 Page Mill Road
                                       venture capital funds affiliated         Building A, Suite 100
                                       with Greylock Management                 Palo Alto, California  94304
                                       Corporation


Mark E. Nunnelly                       Managing Director of Bain                Two Copley Place
                                       Capital, Inc., a venture capital         Boston, Massachusetts  02116
                                       group

---------------------------
       (1) Citizen of Italy.


Thomas S. Murphy                       Retired Chairman and Chief               77 West 66th Street, 10th Floor
                                       Executive Officer, ABC/Cap               New York, NY 10023
                                       Cities



W. Grant Gregory                       Chairman of Gregory &                    666 Steamboat Road
                                       Hoenemeyer, Inc., a merchant             Greenwich, Connecticut  06830
                                       banking firm



Donald Peppers                         Chief Executive Officer of               700 Canal Street
                                       Marketing 1 to 1/Peppers and             Stamford, Connecticut  06883
                                       Rogers Group, a marketing
                                       consulting firm

                                   SCHEDULE B
                                   ----------

                                                     SHARES BENEFICIALLY OWNED
STOCKHOLDER                                    SUBJECT TO THE SHAREHOLDER AGREEMENT
------------------                             ------------------------------------
Mark K. Wright                                          504,900
Richland Ventures, L.P.                                 1,980,000
Richland Ventures II, L.P.                              1,800,000
Roger J. Thomson                                        124,200
Blue Chip Capital Fund II, Limited Partnership          265,000
Miami Valley Ventures Fund L.P.                         135,000
Massey Burch Venture Fund I, L.P.                       500,000
Gary R. Haynes                                          200,000


                                      B-1